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                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

                                   ----------

                            FACSIMILE (212) 455-2502




                                                      October 14, 2005



VIA EDGAR AND
FACSIMILE

Daniel F. Duchovny
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

                  Re:   New American Capital, Inc.
                        Schedules TO-I filed October 5, 2005
                        SEC File Nos. 005-81027 and 005-81028
                        -------------------------------------

Dear Mr. Duchovny:

      On behalf of New American Capital, Inc. (the "Company"), a direct wholly-owned subsidiary of Washington Mutual, Inc. ("Washington Mutual"), we hereby transmit via EDGAR for filing Amendments No. 1 to the Schedules TO-I (the "Schedules TO-I") filed by the Company and by Washington Mutual with the Securities and Exchange Commission (the "Commission") on October 5, 2005 in connection with the Company's offers to purchase the Company's Zero Coupon Convertible Notes due February 15, 2021 (the "Zero Coupon Notes"), the Company's 4% Convertible Senior Notes due May 15, 2008 (the "4% Notes") and the Company's 2 3/4% Convertible Cash to Accreting Senior Notes due March 15, 2016 (the
"2 3/4% Notes", and together with the Zero Coupon Notes and the 4% Notes, the "Notes").

      In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission, dated October 11, 2005, relating to the Schedules TO-I. For convenience of reference, we have set forth the text of the staff's comments below in bold.
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Securities and Exchange Commission
October 14, 2005
Page 2


SCHEDULES TO-I FILED ON OCTOBER 5, 2005

1. WE NOTE THE ABILITY OF NOTE HOLDERS TO CONVERT THEIR NOTES FOR A SPECIFIC PERIOD OF TIME FOLLOWING THE NOTICE OF A FUNDAMENTAL CHANGE. PLEASE ADVISE REGARDING WHAT CONSIDERATION WAS GIVEN TO WHETHER THE CONVERSION FEATURE IS A TENDER OFFER AND THE APPLICABILITY OF THE FEDERAL TENDER OFFER RULES. IN THIS REGARD, PLEASE SEE WESTERN UNION CORP. (AUGUST 18, 1986). PLEASE PROVIDE A RESPONSE WITH REGARD TO EACH SECURITY.

      The Company considered whether the ability of Noteholders to convert their Notes for a specified period of time as a result of the occurrence of the merger of Providian Financial Corporation with and into the Company on October 1, 2005 (the "Merger") might constitute a tender offer. The Company concluded for the reasons discussed below that the operation of the conversion feature set forth in the Notes is not a tender offer and therefore the federal tender offer rules are not applicable.

      The Company believes that its conclusion is correct legally and is consistent with widespread and longstanding market practice. As a general matter, a convertible security is simply a security which gives the holder the option, at its sole discretion, to convert the original security into a different security of the issuer. Some convertible securities are convertible at any time during their term. However, a substantial market exists for convertible securities that become convertible only upon the occurrence of certain events specified in the original security. Typically, some of these triggering events are within the control of the issuer but the majority are not. When a triggering event occurs and the conversion feature of the convertible security becomes exercisable pursuant to its terms, the issuer is not required to make an offer for, or to invite the tender of, the convertible security. The issuer's only obligations in that event are to provide notice that a triggering event has occurred, if required by the applicable indenture, and, if the holder duly exercises its conversion option, to deliver the consideration into which the convertible security is convertible.

      The Company's 4% Notes and 2 3/4% Notes are typical "contingent convertible" debt securities in which the conversion right is only triggered upon the occurrence of certain specified events and for certain specified "windows" of time upon the occurrence of those events.(1) These triggering events include not only the occurrence of a change in control transaction or other "Fundamental Change" (as defined in the indenture and related supplemental indentures pursuant to which the Notes were issued) but also a variety of other events such as:

         - an increase in trading prices of the underlying common stock above specified levels;


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(1)   The Company's Zero Coupon Notes are convertible by the holders at any time.
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Securities and Exchange Commission
October 14, 2005
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         -  a decrease in trading prices of the Notes below specified levels;

         - a downgrading of the S&P or Moody's ratings on the Notes below specified levels; and

         -  payments of certain dividends or distributions.

      The Company believes that there is no basis for treating a change in control convertibility trigger any differently, as far as the Commission's tender offer rules are concerned, from any of the other convertibility triggers or convertible notes generally. It has been estimated that in excess of $100 billion of "contingently convertible" securities have been issued in the past 5 years and there are approximately 368 "contingently convertible" issuances currently outstanding. Neither we nor the Company are aware of any issuers having filed a Schedule TO upon the triggering of a conversion feature or in connection with conversion rights generally. For example, we note that a number of issuers recently have issued notices in connection with the opening of windows of convertibility and have not treated the opening of the window as an issuer tender offer. See, e.g., Press release issued by Ivax Corporation on October 3, 2005 (included as Exhibit 99.1 to Ivax Corporation's Current Report on Form 8-K filed on October 3, 2005 (File No. 001-09623)); Press Release issued by School Specialty, Inc. on September 12, 2005 (included as Exhibit 99.1 to School Specialty, Inc.'s Current Report on Form 8-K filed on September 13, 2005 (File No. 000-24385)); Press release issued by Quanex Corporation on August 1, 2005 (included as Exhibit 99.1 to Quanex Corporation's Current Report on Form 8-K filed on August 4, 2005 (File No. 001-05725)). We also note that issuers would have significant difficulties in complying with the tender offer rules if each triggering event constituted the commencement of a tender offer. For example, some triggering events, such as a ratings downgrade, can occur without any prior notice to the issuer, and some convertibility windows might not continue for a full 20 business days. In addition, if an issuer were required to comply with the issuer tender offer rules, shares could not be issued upon the exercise of a conversion right until the expiration of the offer period. This could violate the issuer's obligations under the applicable indenture since indentures (including the indenture pursuant to which the Notes were issued) typically require the issuer to deliver shares as promptly as practicable following the election of a holder to exercise its right to convert.

      We acknowledge the staff's reference to the August 18, 1986 Western Union Corp. no-action letter. However, we note that such letter dealt primarily with a request for no-action relief under former Rule 10b-6 under the Securities Exchange Act of 1934 in connection with a complex capital restructuring. We are not aware of any subsequent instance in which any Commission rule or release, or any no-action letter or other published staff interpretive guidance, has indicated that the operation of a contingent conversion feature constituted an issuer tender offer. In fact, to the best of our knowledge, neither the Commission nor the staff has ever previously cited Western Union publicly for that proposition since that letter was issued in 1986. In contrast, we note that there is ample guidance in the no-action letters granted to issuers of contingent convertible securities such
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Securities and Exchange Commission
October 14, 2005
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as LYONs to the effect that change in control offers to purchase such securities are subject to the Commission's tender offer rules because they are offers to purchase equity securities. See, e.g., California Energy Co., Inc. (March 29,
1989). Such guidance does not, however, contain any mention that the triggering of a conversion exercise window might also constitute a tender offer.

      In preparing the Schedules TO-I, the Company carefully reviewed the filings made in several similar recent transactions in which a change in control transaction both triggered a conversion period for a series of convertible debt securities and required the issuer to make an offer to purchase those convertible debt securities. In each of these instances, the issuer filed a Schedule TO in connection with the change in control offer to purchase the convertible debt securities but did not file a Schedule TO in connection with the conversion window that opened as a result of the change in control. See, e.g., Schedule TO-I filed by Harrah's Operating Company, Inc. on July 14, 2005 (File Number 005-80865); Schedule TO-I filed by Cimarex Energy Co. on July 6, 2005 (File Number 005-78712); Schedule TO-I filed by Mandalay Resort Group on May 15, 2005 (File Number 005-35737).

      Based on the foregoing, the Company respectfully submits that the operation of a contingent conversion feature embedded in the Notes as a result of a Fundamental Change does not constitute an issuer tender offer and that applying the federal tender offer rules to this conversion right would be fundamentally inconsistent with widespread and longstanding market practice.

      We also note that the Schedules TO-I already contain extensive disclosure describing the conversion rights with respect to the Notes, advising the holders that the Notes are currently convertible and informing the holders of the value of the consideration that would be received upon conversion compared to the value that would be received by tendering in the offer. See, for example, (i) the third and fourth paragraphs on the cover page, (ii) the questions in the Summary Term Sheet entitled "What are my conversion rights with respect to my Notes?", "Are my Notes currently convertible?" and "If I do not tender, will I continue to be able to exercise my conversion rights?" and (iii) Section 6 - Conversion Rights With Respect to the Notes, contained in the Offers to Purchase. As such, the Company believes that in any event the Schedules TO-I already contain all the material information holders need in order to make an informed decision as to whether to tender their Notes in the offer, convert their Notes following the notice of a Fundamental Change, or continue to hold their Notes. Accordingly, the Company respectfully submits that requiring it to file additional Schedules TO-I in connection with the conversion windows would not provide holders any additional information that would be material in their decision making process.

2. PLEASE ADVISE US AS TO THE EXEMPTION FROM REGISTRATION UPON WHICH YOU ARE RELYING IN CONDUCTING THE OFFER AND, IN PARTICULAR, IN CONNECTION WITH THE ISSUANCE OF SECURITIES PURSUANT TO THE PAYMENT OF THE MAKE WHOLE PREMIUM. WE MAY HAVE FURTHER COMMENT UPON RECEIPT OF YOUR RESPONSE.
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Securities and Exchange Commission
October 14, 2005
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      Holders of the Zero Coupon Notes and the 4% Notes who tender their Notes pursuant to the offers to purchase will receive solely cash in exchange for their Notes and will not receive any stock or other security of the Company or Washington Mutual. Therefore, no registration under the Securities Act of 1933 (the "Securities Act"), or exemption therefrom, is required in connection with the offers to purchase the Zero Coupon Notes and the 4% Notes since no securities will be issued in connection with the tender of any such Notes.

      In contrast, holders of the 2 3/4% Notes who tender their Notes pursuant to the offer to purchase such Notes will receive cash plus a Make Whole Premium payable in cash and Washington Mutual common stock in exchange for their Notes. (Holders of the 2 3/4% Notes who elect to convert their Notes during the window period also will receive the same Make Whole Premium). Washington Mutual is relying on the exemption from registration under Section 3(a)(9) of the Securities Act with respect to the issuance of the shares of Washington Mutual common stock as part of the Make Whole Premium.

      Section 3(a)(9) exempts from registration under the Securities Act exchanges of securities by an issuer exclusively with its own security holders where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. Section 3(a)(9) generally requires that the same issuer must issue both the securities to be surrendered and the securities to be issued in exchange thereof. The staff has for many years taken the position that the exemption afforded by Section 3(a)(9) is available for securities of a parent issued in exchange for securities issued by a wholly-owned subsidiary of the parent where the parent has fully guaranteed its subsidiary's obligations under those securities. This position is summarized in telephone interpretation 2S in the March 1999 Supplement to the Division of Corporation Finance's "Manual of Publicly Available Interpretations", which states that "the Division has agreed that a parent may rely on the 3(a)(9) exemption to issue its own securities to holders of a wholly-owned subsidiary's debt securities supported by the parent's full and unconditional guarantee." The staff has issued numerous no-action letters concerning the availability of
Section 3(a)(9) in connection with mergers in which the securities of the acquired corporation became convertible into securities of the parent of the acquired corporation and the parent guaranteed the obligations of the acquired corporation with respect to the outstanding convertible securities. See, e.g., Weatherford International, Inc. (June 25, 2002); Nabors Industries, Inc. (April 29, 2002); AOL Time Warner, Inc. (November 15, 2000); World Access, Inc. (October 28, 1998); Daisy Systems Corporation (April 10, 1989). In each of these letters, the staff relied upon representations from the issuer to the effect that:

   - the indenture under which the convertible securities were issued did not require the issuer to, and the issuer did not, solicit the consent of the holders of the convertible securities with respect to the subject transaction, the guarantee of the convertible securities or the adjustment of the conversion feature;
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Securities and Exchange Commission
October 14, 2005
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   -  the indenture under which the convertible securities were issued permitted the issuer and the trustee to execute a supplemental indenture to guarantee the convertible securities without the consent or vote of the holders of the convertible securities; and

   - no commission or other remuneration will be paid or given, directly or indirectly, in connection with the conversion of the convertible securities.

      As described in detail below, the Merger and the related assumption by the Company of Providian Financial Corporation's obligations under the Notes, and guarantee by Washington Mutual of those obligations, meets each of these requirements and is substantially identical to a number of precedent transactions for which the staff provided no-action letters with respect to the availability of the Section 3(a)(9) exemption.

      Pursuant to Section 2(z) of the Fifth Supplemental Indenture, dated as of October 1, 2005, entered into by Washington Mutual, the Company, Providian Financial Corporation and the indenture trustee in connection with the Merger, Washington Mutual has fully and unconditionally guaranteed the obligations of the Company with respect to the Notes. Washington Mutual has filed a copy of the Fifth Supplemental Indenture with the Commission as Exhibit 4.5 to its Current Report on Form 8-K filed on October 4, 2005. Consistent with the criteria noted by the staff in the above referenced no-action letters, we note that the indenture pursuant to which the Notes were issued (i) did not require the Company, Washington Mutual or Providian Financial Corporation to, and each did not, solicit the consent or vote of the holders of the Notes with respect to the Merger, Washington Mutual's guarantee of the Notes, or the adjustment of the conversion features of the Notes and (ii) permitted Providian Financial Corporation and the indenture trustee to execute the Fifth Supplement Indenture to guarantee the Notes without a consent or vote of the holders of the Notes.

      As noted above, Section 3(a)(9) exempts exchanges from registration only if "no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The only payments to be made by the Company or Washington Mutual in connection with the offer to purchase the 2 3/4% Notes are the payments by the Company to the Noteholders of the accreted principal amount of the 2 3/4% Notes, together with accrued and unpaid cash interest, and the
Make Whole Premium. Rule 150 under the Securities Act makes clear that, for purposes of Section 3(a)(9), the term "commission or other remuneration" does not include payments made by the issuer to its security holders in connection with an exchange of securities for outstanding securities when such payments are part of the terms of the offer to exchange. Since the payments to be made to holders in the offer are part of the terms of the offer to exchange as expressly required by the terms of the 2 3/4% Notes themselves, such payments do not constitute a "commission or other remuneration" for purposes of Section 3(a)(9).
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Securities and Exchange Commission
October 14, 2005
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      We also note that neither Washington Mutual nor the Company has retained a dealer-manager or other agent to solicit tenders or conversions of any of the Notes or agreed to pay anyone any solicitation or similar fee.(2)

ITEM 4.  TERMS OF THE TRANSACTION, PAGE 2

3. WITH RESPECT TO YOUR DISCLOSURE IN RESPONSE TO ITEM 4(b), PLEASE TELL US WHY YOU NEED TO QUALIFY YOUR DISCLOSURE "TO THE BEST OF YOUR KNOWLEDGE." WHAT PREVENTS YOU FROM KNOWING AND DISCLOSING THIS INFORMATION? PLEASE EXPLAIN OR DELETE THE QUALIFIER. APPLY THIS COMMENT TO ITEMS 8(a) AND (b) AND ITEM 11(a)(1).

      In response to the staff's comment, the Company has amended each of the Schedule TOs to delete the "to the best knowledge of the Company and Washington Mutual" qualifier from the disclosure in Items 4(b), 8(a), 8(b) and 11(a)(1) of each Schedule TO.

OFFER TO PURCHASE

SELECTED HISTORICAL FINANCIAL DATA, PAGE 9

4. IT APPEARS THAT CERTAIN FINANCIAL INFORMATION HAS BEEN INCORPORATED BY REFERENCE TO SATISFY ITEM 10 OF SCHEDULE TO. PLEASE PROVIDE THE PRO FORMA FINANCIAL INFORMATION PURSUANT TO ITEM 10 OF SCHEDULE TO, IF APPLICABLE, AND THE COMPLETE SUMMARIZED FINANCIAL INFORMATION AS REQUIRED BY INSTRUCTION 6 TO ITEM 10 OF SCHEDULE TO. WE NOTE SPECIFICALLY THE LACK OF DISCLOSURE OF THE INFORMATION REQUIRED BY ITEM 1010(c)(1) AND (4). PLEASE ADVISE US REGARDING WHETHER YOU INTEND TO DISSEMINATE THAT INFORMATION TO SECURITY HOLDERS. REFER TO TELEPHONE INTERPRETATION H.7 IN THE JULY 2001 SUPPLEMENT TO OUR "MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS" THAT IS AVAILABLE ON THE COMMISSION'S WEBSITE AT WWW.SEC.GOV FOR ADDITIONAL GUIDANCE.

      The Company and Washington Mutual have not included financial statements in response to Item 10 in the Schedules TO filed in connection with the offers to purchase the Zero Coupon Notes and the 4% Notes since, in accordance with Instruction 2 to Item 10 of Schedule TO, such financial statements are not considered material to holders because, among other reasons, the consideration offered consists solely of cash, the offer is not


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(2)   The Company has retained JP Morgan Trust Company, N.A. as information agent for the offer to purchase the 2 3/4% Notes. JP Morgan Trust Company, N.A. will perform certain ministerial services in connection with the offer but will not make any recommendation as to whether holders should tender their Notes in the offer nor solicit any such holders to tender in the offer. Furthermore, the fee payable to JP Morgan Trust Company, N.A. will not be affected in any manner by the action of any holder nor is such fee contingent upon the number of holders who tender their Notes in the offer. As such, the fee paid to JP Morgan Trust Company, N.A. should not be considered a "commission or other remuneration" for purposes of Section 3(a)(9). Such a conclusion is consistent with no-action positions previously taken by the staff when information agents have been retained in order to perform ministerial tasks in connection with offers similar to the ones being made by the Company. See, e.g. ECL Industries Inc. and Norlin Corp. (December 16, 1985).
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Securities and Exchange Commission
October 14, 2005
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subject to any financing condition, the offer is for all outstanding Notes and
Washington Mutual is a public reporting company that files reports electronically under EDGAR.

      The Company recognizes, however, that as a result of the Make Whole Premium, holders of the 2 3/4% Notes who tender in the offer will receive consideration partially in the form of Washington Mutual common stock. The Company concluded that even though the consideration offered does not consist solely of cash, financial statements are still not material to a holder's decision. We note that approximately 85% of the consideration to be received by holders of the 2 3/4% Notes who tender their Notes in the offer will be paid in cash. We also note that the Company and the offer satisfy all the other criteria set forth in Instruction 2 to Item 10 of Schedule TO.

      Notwithstanding the Company's conclusion that financial statements are not required to be included in Item 10, the Company elected to incorporate certain financial information into the Schedule TO relating to the 2 3/4% Notes and to include certain summarized financial information in the related Offer to Purchase. The summarized financial information included in the Offer to Purchase contains the information that is customarily presented by banks and thrift holding companies in selected financial data tables filed with the Commission. Certain line items specified in Item 1010(c)(1) of Regulation M-A are not line items that are meaningful to Washington Mutual's business or normally reported by banks and thrift holding companies. For instance, Washington Mutual and other banks and thrift holding companies do not characterize assets and liabilities as current or noncurrent. Similarly, such companies do not report net sales or gross revenues.

      We note that the summarized financial information contained in the Offer to Purchase for the 2 3/4% Notes is consistent with the selected financial information included in Washington Mutual's Registration Statement on Form S-4 (the "S-4") filed in connection with the Merger (Registration No. 333-126353) and is generally consistent with the selected financial information included by Washington Mutual in its Annual Reports on Form 10-K. The Company therefore believes that it has complied with Item 1010(c)(1) since it has presented the financial information that is most meaningful to Washington Mutual's business.

      Although the Company does not believe that the information specified in
Item 1010(c)(4) of Regulation M-A is required to be included for the reasons stated above, in response to the staff's comment, the Company has amended the Schedule TO for the 2 3/4% Notes to include such information. The Company intends to make this information available to holders of the Notes through DTC's Automated Tender Offer Program. In addition, the information specified in Item 1010(c)(4) is widely and publicly available since it is included in Washington Mutual's periodic filings with the Commission and the Offer to Purchase clearly states how holders can obtain Washington Mutual's periodic filings.

      Finally, the Company does not believe that pro forma financial information is required to be included pursuant to Item 10 of Schedule TO. Item 1010(b) of Regulation M-A requires pro forma information only if material, and the Company does not believe that
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Securities and Exchange Commission
October 14, 2005
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pro forma information is material. We note that Washington Mutual was not required to include pro forma financial information in the S-4 since the Merger was not considered significant in accordance with Article 11 of Regulation S-X.

                                 * * * * * * * *


      Each of the Company and Washington Mutual has advised us that they acknowledge that:

         - each is responsible for the adequacy and accuracy of the disclosure in the filings;

         - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

         - neither may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call Lee Meyerson at (212) 455-3675 or Eric Swedenburg at (212) 455-2225 with any additional questions you may have or if you wish to discuss the above responses.

                                         Very truly yours,

                                         SIMPSON THACHER & BARTLETT LLP

cc:   Carey Brennan, Esq.
      Brett Cooper, Esq.